Exhibit 99.7

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS AND GEOLOGISTS

We hereby consent to the use and reference to our name and reports evaluating a portion of EnCana Corporation’s petroleum and natural gas reserves as of December 31, 2005, and the information derived from our reports, as described or incorporated by reference in: (i) EnCana Corporation’s Annual Report on Form 40-F for the year ended December 31, 2005; (ii) EnCana Corporation’s and EnCana Holdings Finance Corp.’s registration statement on Form F-9 (File No. 333-113732); (iii) EnCana Corporation’s registration statement on Form F-9 (File No. 333-118737); and (iv) EnCana Corporation’s registration statements on Form S-8 (File Nos. 333-124218, 333-13956 and 333-85598), filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

NETHERLAND, SEWELL & ASSOCIATES, INC.

By:	/s/ Frederic D. Sewell

Frederic D. Sewell
Chairman and Chief Executive Officer

Dallas, Texas

February 17, 2006

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